Exhibit 10.4 (c)

RECORDING REQUESTED BY

AND WHEN RECORDED, MAIL TO

Name   **REDWOOD MORTGAGE**
             P.O. BOX 5096
Address   **REDWOOD CITY, CA 94063-0096**

Title Order   **Escrow**
No   **No.**

SPACE ABOVE THIS LINE FOR RECORDER'S USE

Loan No.:

DEED OF TRUST AND ASSIGNMENT OF RENTS

BY THIS DEED OF TRUST, made this   day of   ,   , between

, herein called **Trustor**, whose address is,

and PLM LENDER SERVICES, INC., a California corporation,   , herein called **Trustee**, and

, herein called **Beneficiary**,

Trustor grants, transfers, and assigns to Trustee, in trust, with power of sale, that property in the City of _____, _____ County, California, described as:

Trustor also assigns to Beneficiary all rents, issues and profits of said realty reserving the right to collect and use the same except during continuance of default hereunder and during continuance of such default authorizing Beneficiary to collect and enforce the same by any lawful means in the name of any party hereto.

For the purpose of securing:
(1) Payment of the indebtedness by one promissory note in the principal sum of **$**
of even date herewith, payable to Beneficiary, and any extensions or renewals thereof;
(2) the payment of any money that may be advanced by the Beneficiary to Trustor, or his successors, with interest thereon, evidenced by additional notes (indicating they are so secured) or by endorsement on the original note, executed by Trustor or his successor;
(3) performance of each agreement of Trustor incorporated by reference or contained herein.

On October 25, 1973, identical fictitious Deeds of Trust were recorded in the offices of the County Recorders of the Counties of the State of California, the first page thereof appearing in the book and at the page of the records of the respective County Recorder as follows:

COUNTY	BOOK	PAGE	COUNTY	BOOK	PAGE	COUNTY	BOOK	PAGE
Alameda	3540	89	Marin	2736	463	Santa Barbara	2486	1244
Alpine	18	753	Mariposa	143	717	Santa Clara	0623	713
Amador	250	243	Mendocino	942	242	Santa Cruz	2358	744
Butte	1870	678	Merced	1940	361	Shasta	1195	293
Calaveras	368	92	Modoc	225	668	Sierra	59	439
Colusa	409	347	Mono	160	215	Siskiyou	697	407
Contra Costa	7077	178	Monterey	877	243	Solano	1860	581
Del Norte	174	526	Napa	922	96	Sonoma	2810	975
El Dorado	1229	594	Nevada	665	303	Stanislaus	2587	332
Fresno	6227	411	Orange	10961	398	Sutter	817	182
Glenn	565	290	Placer	1528	440	Tehema	630	522
Humboldt	1213	31	Plumas	227	443	Trinity	161	393
Imperial	1355	801	Riverside	1973	139405	Tulare	3137	567
Inyo	205	660	Sacramento	731025	59	Tuolumne	396	309
Kern	4809	2351	San Benito	386	94	Ventura	4182	662
Kings	1018	394	San Bernardino	8294	877	Yolo	1081	335
Lake	743	552	San Francisco	B820	585	Yuba	564	163
Lassen	271	367	San Joaquin	3813	6	San Diego	File No.	
Los Angeles	T8512	751	San Luis Obispo	1750	491		73-	
Madera	1176	234	San Mateo	6491	600		299568	

The provisions contained in Section A, including paragraphs 1 through 5, and the provisions contained in Section B, including paragraphs 1 through 9 of said fictitious Deeds of Trust are incorporated herein as fully as though set forth at length and in full herein, except certain amendments to the fictitious Deed of Trust are set forth on an amendment attached hereto and incorporated herein.

The undersigned Trustor requests that a copy of any notice of default and any notice of sale hereunder be mailed to Trustor at the address hereinabove set forth, being the address designed for the purpose of receiving such notice.
The Note securing this Deed of Trust provides as follows:
Borrower's required repayment in full before scheduled date
A. In the event of any sale or conveyance of any part of the real property described in the Deed of Trust securing this Note, then the Note Holder may demand payment in full of all amounts that I owe under this Note, as allowed by law.

TRUSTOR:

AMENDMENT TO FICTITIOUS DEED OF TRUST RECORDED IN _____ COUNTY AT BOOK ___, PAGE ___, AND ADDENDUM TO THAT CERTAIN DEED OF TRUST DATED _____, BETWEEN _____, TRUSTOR, PLM LENDER SERVICES, INC., A CALIFORNIA CORPORATION, TRUSTEE, AND _____, BENEFICIARY.

Paragraph 5, Section A, is deleted and instead the following applies:

 5) To pay immediately and without demand all sums so expended by Beneficiary or Trustee, with interest from date of expenditure at the rate provided for in the note securing the within Deed of Trust, and to pay for any statement provided for by law regarding the obligations secured hereby in the amount demanded by Beneficiary, not exceeding the maximum amount permitted by law at the time of the request therefore.

The third paragraph of Paragraph 5, Section B, is deleted and instead the following applies:

 After deducting all costs, fees and expenses of Trustee and of this Trust, including cost of evidence of title in connection with sale, Trustee shall apply the proceeds of sale to payment of: all sums expended under the terms hereof, not then repaid, with accrued interest at the rate provided for in the note securing the within Deed of Trust; all other sums then secured hereby; and the reminder, if any, to the person legally entitled thereto.

The following is added as Paragraph 10, Section B:

 10) Nothing in this instrument shall be interpreted to confer rights or obligations which are prohibited by the California Business and Professions Code and Beneficiary and Trustee waives any right inconsistent herewith.

 TRUSTOR:

_____   _____

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